Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-187122

SUPPLEMENT DATED June 4, 2013

(To Joint Proxy Statement/Prospectus Dated April 2, 2013)

This supplement is being mailed on or about June 4, 2013, to the stockholders of record as of March 27, 2013 of Cole Credit Property Trust II, Inc., which we refer to as CCPT II, and Spirit Realty Capital, Inc., which we refer to as Spirit. The information included herein supplements and should be read in conjunction with the definitive joint proxy statement/prospectus dated April 2, 2013 together with the supplement dated May 10, 2013, which we collectively refer to as the joint proxy statement/prospectus, relating to an agreement and plan of merger dated as of January 22, 2013, as amended, which we refer to as the merger agreement, by and among CCPT II, Cole Operating Partnership II, LP, which we refer to as the CCPT II Partnership, Spirit, and Spirit Realty, L.P., which we refer to as the Spirit Partnership. Pursuant to the merger agreement, CCPT II and Spirit will combine through a merger of Spirit with and into CCPT II, with CCPT II surviving the merger. Defined terms used but not defined herein have the meanings set forth in the joint proxy statement/prospectus.

If you are a stockholder of CCPT II and have not already submitted a proxy for use at the annual meeting, you are urged to do so promptly. No action in connection with this supplement to the joint proxy statement/prospectus is required by any stockholder who has previously delivered a proxy and who does not wish to revoke or change that proxy. For more information about how to submit a proxy, see “The CCPT II Annual Meeting – Manner of Submitting Proxy” beginning on page 148 of the joint proxy statement/prospectus. For more information about revocation of proxies and voting instructions, see “The CCPT II Annual Meeting – Revocation of Proxies or Voting Instructions” on page 149 of the joint proxy statement/prospectus.

If you are a stockholder of Spirit and have not already submitted a proxy for use at the special meeting, you are urged to do so promptly. No action in connection with this supplement to the joint proxy statement/prospectus is required by any stockholder who has previously delivered a proxy and who does not wish to revoke or change that proxy. For more information about how to submit a proxy, see “The Spirit Special Meeting – Manner of Submitting Proxy” on page 156 of the joint proxy statement/prospectus. For more information about revocation of proxies and voting instructions, see “The Spirit Special Meeting – Revocation of Proxies or Voting Instructions” on page 157 of the joint proxy statement/prospectus.

Supplemental Disclosures

As previously disclosed in the joint proxy statement/prospectus, on March 5, 2013, a putative class action and derivative lawsuit was filed in the Circuit Court for Baltimore City, Maryland against and purportedly on behalf of Spirit captioned Kendrick, et al. v. Spirit Realty Capital, Inc., et al, which we refer to as the merger litigation. The merger litigation relates to the merger agreement.

On June 4, 2013, solely to avoid the costs, risks and uncertainties inherent in litigation, Spirit and the other named defendants in the merger litigation signed a memorandum of understanding, which we refer to as the MOU, regarding a proposed settlement of all claims asserted therein. The MOU provides, among other things, that the parties will seek to enter into a stipulation of settlement which provides for the release of all asserted claims. The asserted claims will not be released until such stipulation of settlement is approved by the court. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. Additionally, as part of the MOU, Spirit has agreed to make certain additional disclosures related to the proposed merger, which are set forth below. Finally, in connection with the proposed settlement, plaintiffs intend to seek, and the defendants have agreed to pay, an award of attorneys’ fees and expenses in an amount to be determined by the Circuit Court for Baltimore City, Maryland. This payment will not affect the amount of consideration to be to be received by the Spirit stockholders pursuant to the terms of the merger agreement.

The additional disclosures set forth below supplement the disclosure contained in the joint proxy statement/prospectus and should be read in conjunction with the disclosure contained therein. Nothing contained in this supplement, the MOU or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein.

The following additional disclosures supplement the existing disclosures contained in the joint proxy statement/prospectus under the heading “Background of the Merger” beginning on page 159:

Background to the Merger

The following is added to the end of the second sentence in the sixth full paragraph on page 163:

“, including the fact that such a transaction would (i) enhance the credit quality of Spirit’s real estate portfolio, (ii) diversify Spirit’s real estate portfolio by industry, tenant and asset class and (iii) increase Spirit’s funds from operations subject to the accounting treatment of the possible acquisition.”

The following is added after the first sentence in the fifth full paragraph on page 164:

“The initial value implied in the indication of interest came as a result of detailed and lengthy discussions between Spirit’s management and Barclays and was based on initial financial diligence and took into account the strategic rationale for, benefits of, and considerations for a possible strategic transaction with CCPT II.”

The first sentence in the fourth full paragraph on page 168 is replaced with the following:

“Also on December 20, 2012, in response to the prior discussions with CCPT II’s financial advisors and following further discussion and analysis by Spirit’s management with the assistance of Barclays, Spirit provided CCPT II with a new indication of interest for the acquisition of all of the CCPT II common stock with a common stock-for-common stock exchange ratio of 0.400 (up from 0.396 implied in its initial offer) and $450 million of newly issued preferred stock carrying a dividend rate of 6.875% (up from an implied dividend rate of 6.07% in its initial offer).”

The following is added to the end of the first sentence in the seventh full paragraph on page 171:

“and still retain the strategic rationale for, benefits of, and considerations for a transaction with CCPT II.”

The second sentence in the seventh full paragraph on page 171 is replaced with the following:

“After careful consideration of the issues raised by CCPT II with respect to Spirit’s most recent indication of interest and an analysis of the available transaction structures that would allow Spirit to retain the benefits of a transaction with CCPT II, an alternative transaction structure was identified whereby Spirit would acquire CCPT II in a merger in an all common stock-for-common stock transaction, with CCPT II continuing as the surviving entity.”

The following is added after the fifth sentence in the first full paragraph on page 173:

“The Spirit Board discussed the proposed alternative transaction structure and concluded that the benefits of a transaction with CCPT II remained, including the potential to reduce Spirit’s overall leverage, increase Spirit’s public float and provide synergies and opportunities to gain efficiencies of scale. The Spirit Board instructed Spirit’s management to seek to progress the negotiations with respect to a Business Combination Transaction with CCPT II on the terms discussed.”

The following additional disclosures supplement the existing disclosures contained in the joint proxy statement/prospectus under the heading “Opinion of Spirit’s Financial Advisor beginning on page 201:

Opinion of Spirit’s Financial Advisor

The following is added after the second full paragraph on page 205:

“Transaction Premium Analysis

Barclays did not perform a transaction premium analysis for either Spirit or CCPT II given the structure of the merger.”

The following is added after the second sentence in the final partial paragraph on page 205:

“Barclays derived the range of capitalization rates by reviewing the prevailing capitalization rates for publicly traded companies similar to Spirit and CCPT II, respectively. Barclays then calculated a weighted average range for each of Spirit and CCPT II based on the mix of property types in each of their respective portfolios, factoring in the respective percentage of single tenant retail, multi-tenant retail, single tenant industrial and single tenant office space in each of their portfolios, considering rent per square foot in certain instances, and comparing such calculations against publicly traded companies similar to Spirit and CCPT II. The range for Spirit resulting from such calculations was higher than that of CCPT II due to several factors including asset mix, quality of assets, investment grade tenant composition and tenant concentration.”

The following is added after the third sentence (prior to the insertion of the sentences set forth immediately above) in the final partial paragraph on page 205:

“CCPT II’s outstanding indebtedness was $1.8 billion, including $1.4 billion in fixed rate mortgage loans with various maturity dates ranging from September 2014 through August 2031. Barclays’ marked to market analyses of CCPT II’s outstanding fixed rate indebtedness was based on reviewing the terms associated with CCPT II’s fixed rate debt and comparing the terms available in the market for companies with similar credit profiles based on Barclays’ experience in the global investment banking industry.”

The following is added after the third sentence in the second full paragraph on page 206:

“The range of perpetuity growth rates was based on observing the growth rates in the Spirit projections and CCPT II projections, respectively, and Barclays’ experience in the valuation of businesses and securities in connection with mergers and acquisitions.”

The following is added after the fourth sentence (prior to the insertion of the sentence set forth immediately above) in the second full paragraph on page 206:

“The resulting range of discount rates for Spirit was modestly higher than the discount rates for CCPT II primarily because Spirit maintains a higher leverage profile than CCPT II and therefore would be subject to higher borrowing costs than CCPT II.”

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